                                  May 18, 1999

David W. Mulligan
Suite 600
444 N. Wells Street
Chicago, IL 60610

Dear Mr. Mulligan:

            Reference is made to that certain Agreement and Plan of Merger dated as of May 19, 1999, by and among The Guardian Life Insurance Company of America ("Guardian"), Floss Acquisition Corp. and First Commonwealth, Inc. (the "Merger Agreement"). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement.

            Guardian agrees that, effective upon the consummation of the Merger, it will cause First Commonwealth, Inc. to offer you employment as a senior officer of First Commonwealth, Inc. on substantially the same terms set forth on Exhibit A attached hereto. You and Guardian hereby agree that you will use your reasonable best efforts to negotiate in good faith a definitive Employment Agreement which will include among other things substantially the terms set forth in Exhibit A attached hereto. Guardian hereby agrees that, to the extent that you and Guardian agree upon the terms of such Employment Agreement, Guardian will use its reasonable best efforts to cause First Commonwealth, Inc. to enter into such Employment Agreement as promptly as possible and, in no event later than the date on which the Merger Agreement is consummated.

            Unless and until an employment agreement is executed by and between Guardian and Mulligan, neither party shall be bound by any of the provisions of this letter.

            We look forward to concluding a mutually satisfactory employment with you.

                                        Very truly yours,

                                        THE GUARDIAN LIFE INSURANCE
                                         COMPANY OF AMERICA

                                        By /s/ Douglas Kramer
                                           ----------------------------
                                        Name:  Douglas Kramer
                                        Title: Sr. Vice President Human
                                               Resources

                                        By /s/ Alex Whiteaker
                                           ----------------------------
                                        Name:  Alex Whiteaker
                                        Title: Assistant Counsel

                                        Acknowledged this Eighteenth
                                        Day of May, 1999

                                              /s/ David W. Mulligan
                                           ----------------------------
                                           David W. Mulligan

                                    Exhibit A

                                   Term Sheet

1.    Position: Senior officer of First Commonwealth

2.    Base Annual Salary $225,000

3. Annual Bonus: Will vary between $0% - 100% of Base Annual Salary. Target plan performance shall be 75% Base Annual Salary and shall be based upon financial performance of First Commonwealth, the components and criteria for which are subject to further good faith negotiation between the parties

      This Annual Bonus Compensation arrangement will replace upon consummation of the Merger the existing Management Bonus Plan in effect on the date of this letter, solely with respect to David W. Mulligan/Christopher C. Multhauf.

      First year Annual Bonus Compensation is guaranteed at 100% without references to performance criteria.

4. Long Term Incentive Compensation: An award of up to 100% of Base Annual Salary shall be based upon good performance in relation to criteria and key indicators to be determined later. Awards in excess of 100% shall be likewise based upon criteria and measurements which will be in good faith determined later, but which shall be payable based upon exceptional performance. Long-Term Compensation shall become vested as follows: 0% in the first year, 25% in the second year, 50% in the third year, 75% in the fourth year and 100% in the fifth year, following the award, and shall be paid in the sixth year.

      The Long-Term Compensation payable shall replace the amounts payable to you under your current employment agreements with First Commonwealth, as to which you agree not to claim any severance payment(s) prior to the effective date and time of the Merger, except for the amounts payable to you under the Incentive/Stay Bonus Agreement dated May 14, 1999 with First Commonwealth.

      It is agreed that the parties shall negotiate in good faith the terms of the Long-Term Incentive Compensation.

5. Benefits: Employee Benefits currently maintained by First Commonwealth shall remain in place through 1999, and it is not contemplated that Benefits will be reduced. In addition, you will be covered by life insurance with a $500,000 death benefit, and Guardian will match 3% of your savings against salary. One or more deferred compensation agreement may be negotiated.

6. Agreement Not to Compete: In the event of a termination of employment, whether for cause or without cause, you agree not to compete directly or indirectly with the Guardian,

      First Commonwealth and any of Guardian's affiliates, subsidiaries and business partners, for a period of three years, with respect to any dental insurance, dental HMO/PPO indemnity or other dental coverage arrangement, anywhere in the 50 states of the United States and Puerto Rico. The non-compete provisions shall extend to any type or form of business in which you have any interest, directly or indirectly, unless by indirect ownership of less than 2% of a publicly traded company, limited partnership or other business entity.

7. Severance. It is agreed that those provisions in your current employment agreement relating to two years severance pay and benefits shall be renegotiated and severance pay shall be two years Base Annual Salary, average of two previous years Bonus and benefits upon termination without cause.

8.    Vacation. It is agreed that you will receive 31 vacation days per year.

9.    Disability Insurance. To be negotiated.